FORM 11K

X☐ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

[redacted]scal year ended **December 31, 2004**

05059493

OR

IAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND ACT OF 1934

For the transition period from ____________________ to ______________________.

Commission File Number: 333-75346

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

The Phoenix Companies, Inc. Savings and Investment Plan
c/o Kenneth Weissman
One American Row
H-4E-1
Hartford, CT 06102-5056

B. Name of securities held pursuant to the plan and the address of it's principal executive office:

The Phoenix Companies, Inc
P.O. Box 5056
One American Row
Hartford, CT 06012-5056

REQUIRED INFORMATION

Financial Statements and Exhibits

(a) The Phoenix Companies, Inc. Savings and Investment Plan Financial Statements for the fiscal year ended December 31, 2004
(b) Exhibits:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

Name of Plan: The Phoenix Companies, Inc. Savings and Investment Plan

Signature : by ______________________

Kenneth P. Weissman, Plan Administrator

The Phoenix Companies, Inc.
Savings and Investment Plan
Financial Statements and
Supplemental Schedule
December 31, 2004 and 2003

The Phoenix Companies, Inc.
Savings and Investment Plan
Table of Contents

* Other supplemental schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Phoenix Companies, Inc.
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 28, 2005

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31, 2004	December 31, 2003
Assets:		
Investments, at fair value (Note 3)	$ 138,984,302	$ 130,254,733
Participant loans, at unpaid principal balances	1,458,664	1,733,253
Total investments	140,442,966	131,987,986
Net Assets available for benefits	$ 140,442,966	$ 131,987,986

The accompanying notes are an integral part of these financial statements.

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2004	2003
Additions (deductions) to net assets:		
Investment income:		
Interest	$ 220,820	$ 202,725
Dividends	2,659,096	1,616,403
Net appreciation in fair value of investments	7,073,983	21,594,942
	9,953,899	23,414,070
Contributions:		
Sponsor	4,545,408	4,693,478
Participant	10,064,197	10,380,878
	14,609,605	15,074,356
Benefit payments	(16,091,924)	(9,104,152)
Adminstrative fees	(16,600)	(10,656)
Net increase in net assets	8,454,980	29,373,618
Net Assets available for benefits at beginning of year	131,987,986	102,614,368
Net Assets available for benefits at end of year	$ 140,442,966	$ 131,987,986

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan that contains a cash or deferred arrangement under section 401(k) of the Internal Revenue Code and is sponsored by The Phoenix Companies, Inc. ("Phoenix"). The Plan was established December 1, 1973 and most recently amended July 1, 2003. Employees of Phoenix Life Insurance Company ("PLIC") and Phoenix Investment Partners, Ltd. ("PXP") approved to participate in the Plan are immediately eligible to participate in the Plan. The Plan is subject to the provisions of ERISA.

Effective March 3, 2003, the Plan record keeper was changed to Fidelity Investments Institutional Operations Company (FIIOC). Also on that date, Fidelity Management Trust Company (FMTC) was appointed trustee of the Plan.

Contributions

Prior to July 1, 2003, offering the Phoenix Common Stock Fund as an investment option and matching contributions in the form of units in the Phoenix Common Stock Fund were available to non-officers only. Effective July 1, 2003, the Common Stock Fund investment option and matching contributions in the form of Phoenix Common Stock Fund units became available to all participants. Matching contributions must remain in the Phoenix Common Stock Fund for 90 days, after which the participant may re-direct such investment.

Participants direct the investment of their contributions into various investment options offered by the Plan. On March 3, 2003, the fund choices increased from 13 mutual funds and 2 subaccounts in a variable group annuity contract to 31 funds including funds offered and managed by Fidelity Management & Research Company. Investment in the Guaranteed Interest Account and Phoenix-J.P. Morgan Research Enhanced Index Fund subaccounts, which made up the variable group annuity contract, was discontinued on March 3, 2003. Participant monies invested in the Phoenix-J.P. Morgan Research Enhanced Index Fund portion of the variable group annuity contract were transferred to the Spartan U.S. Equity Index Fund. Participant monies invested in the Guaranteed Interest Account were transferred to the Fidelity Managed Income Portfolio. Participant monies in the Phoenix-Goodwin Money Market Fund were transferred to the Fidelity Retirement Money Market Fund. Participants could elect to re-allocate these monies to other funds within the fund selections offered in the Plan.

Participants can transfer account balances invested in the Phoenix Common Stock Fund once every 90 days. A 1.5% short term trading fee is charged to participants on investments in the Fidelity Low Priced Stock Fund and Fidelity Small Cap Independence Fund that are redeemed within 90 days of the investment. Prior to June 1, 2004, a 2% short term trading fee was charged to participants on investments in the Templeton Foreign Fund that were redeemed within 30 days of the investment. Effective June 1, 2004, a 1% short term trading fee was applied to redemptions from the Templeton Foreign Fund made within 7 days of the investment.

Effective June 9, 2003, the Phoenix Duff & Phelps Core Equity Fund was eliminated as an investment option. Participant balances in this fund were transferred to the Fidelity Contrafund. Effective September 30, 2003, the Baron Asset Fund was eliminated as an investment option. Participant balances in this fund were transferred to the Artisan Mid Cap Investment Fund.

Effective July 1, 2004, the Phoenix-Seneca Mid- Cap Edge fund was eliminated as an investment option and assets in this fund were transferred to the Artisan Mid Cap Investment Fund.

Effective July 7, 2004, the Fidelity Low-Priced Stock Fund was closed to new investors. This fund is considered to be in the "small cap" category of investments. On September 17, 2004, the PIMCO NFJ Small Cap Value Fund was added to the investment selections to provide an additional "small cap" option.

Effective September 17, 2004, the Lord Abbett Mid-Cap Value Fund was added to the investment selections. On the same day, the Mutual Shares Fund was eliminated as an investment option and assets in this fund were transferred to the Lord Abbett Mid-Cap Value Fund.

Effective December 3, 2004, the Phoenix-Engemann Mid-Cap Growth Fund was eliminated as an investment option and assets in this fund were transferred to the Artisan Mid Cap Investment Fund. In each instance where a transfer of assets took place, participants could elect to re-allocate monies to other funds within the fund selections offered in the Plan.

Unless a new employee elected a deferral percentage or elects not to defer, the automatic participant contribution percentage is 5% of compensation.

Participant contributions are recorded in the period during which PLIC makes payroll deductions from the participant's earnings.

The following contributions may be made:

- Basic contributions, as defined by the Plan document, are participant contributions made through payroll deductions of not less than 1% but not exceeding 5% of the participant's Plan compensation and may be contributed either as pre-tax contributions or as after-tax contributions pursuant to section 401(k) of the Internal Revenue Code.

- Participants who are at least 50 years of age, or will attain age 50 by December 31 of the plan year, are allowed to make additional contributions, known as "catch up contributions", over and above the standard IRS deferral limits for that plan year.

- The matching contribution was 50% of participant basic contributions for PLIC officers and 100% of participant basic contributions for officers of PXP until July 1, 2003. Effective July 1, 2003, the sponsor match for all participants was changed to 100% of the first 3% of basic contributions plus a 50% match on the next 2% of basic contributions, up to a total of 4% in sponsor matching contributions.

- Effective January 1, 2003, the combined basic and supplemental contribution percentage limit of 16% of Plan compensation was removed for participants earning less than $90,000 per year. Those earning more than $90,000 were limited to an after-tax contribution of 4% for the 2003 Plan year.

- Effective March 3, 2003, the combined basic and supplemental contribution percentage limit for all active participants was changed to 60% of Plan compensation, subject to IRS deferral limits for the year. Effective March 3, 2003, the minimum participant contribution percentage was reduced from 2% to 1%.

- Prior to March 3, 2003, participants who stopped contributing to the Plan had to wait 6 months to restart Plan contributions. On that date, this restriction was removed and participants can restart their contributions at any time.

- Effective July 1, 2003, the sponsor matching contributions for all officers are made in the form of units in the Phoenix Common Stock Fund.

- Effective May 31, 2004, the W.S. Griffith Securities, Inc. (WSG) operations were sold to Linsco/Private Ledger Corp. (LPL). Employees of WSG and certain other employees of Phoenix were terminated on that date. In accordance with the terms of the Plan, a participant can continue to make contributions to the Plan while on severance. Upon completion of severance, the ability to make contributions to the Plan will be discontinued for all participants in accordance with the terms of the Plan document.

Participant accounts

Each participant's account is credited with the participant's contributions and allocation of the sponsor's matching contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investment in that fund. Investment income is reinvested in the same investment vehicle and is credited to the respective participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

PLIC participants are immediately vested in their own contributions plus actual earnings thereon. Participants employed on or after July 1, 2002, are 100% vested in the sponsor matching contributions. Participants who terminated prior to July 1, 2002 remain subject to the prior vesting schedule, whereby a participant became 25% vested on the January 1 following the date of employment and an additional 25% vested on each subsequent January 1 until the participant was 100% vested.

Employees of PXP are immediately vested in the sponsor matching contributions.

Upon death or disability, all matching contributions become fully vested.

Benefit payments

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the vested portion of his or her account or retain amounts in the Plan until normal retirement age. Upon retirement or disability, accounts are distributed in a lump sum. Distributions are subject to the applicable provisions of the Plan document. Benefit payments are recorded when they have been approved for payment and paid by the Plan.

Prior to March 3, 2003, the Plan was able to automatically cash out a participant's account balance if the balance was less than $5,000 at the time of change in status from an active Plan participant. Effective for changes in status from active Plan participant occurring on or after March 3, 2003, there is an automatic cash out of a participant's account balance should the balance ever fall below $5,000 regardless of the value of the account at the time of status change.

It is estimated that $5.5 million of distributions made from the Plan during 2004 are attributable to the sale of WSG to LPL.

Participant loans

A participant may borrow up to a maximum of $50,000 or one half of the participant's account balance minus any current outstanding loans, whichever is less. Loans are treated as a transfer from/to the investment fund to/from the participant loan account. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.0% to 10.5% for the years ended December 31, 2004 and 2003, respectively). Loan terms generally range from 1 to 4 ½ years; however, when proceeds are used for the purchase of a primary residence, terms may be up to 30 years. Principal and interest are paid ratably through semi-monthly payroll deductions beginning in the month following receipt of the loan.

Effective March 3, 2003, participants initiating new loans are limited to 2 loans outstanding.

2. Summary of Accounting Policies

Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation

Investments in the Phoenix mutual funds and the funds offered by Fidelity, which include the Franklin, Artisan, Allianz, and Lord Abbett fund series, are valued at net asset value. The Phoenix Common Stock Fund is valued at quoted unit value price. The Phoenix-J.P. Morgan Research Enhanced Index Fund portion of the group variable annuity contract subaccounts was valued at net asset value. Investments in the Guaranteed Interest Account were fully benefit responsive and recorded at contract value, which approximated fair value (See Note 4). Participant loans are valued at unpaid principal balances, which approximates fair value.

Administrative expenses

PLIC currently pays all fees and expenses related to the Plan with the exception of participant fees for loan initiation and administration paid to Fidelity Investment Institutional Operations Company, Inc. and short term trading fees paid to the fund advisor. Other expenses of the mutual funds are reflected in the investment results. PLIC waived surrender charges and administrative expenses related to the variable annuities.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds. Mutual funds are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the financial statements.

3. Investments

Investments that represent 5% or more of the Plan's net assets are separately identified below.

	As of December 31, 2004	As of December 31, 2003
Artisan Mid Cap Investment Fund	$ 17,014,294	$ N/A
Phoenix-Oakhurst Balanced Fund	13,080,556	13,795,568
Phoenix-Engemann Capital Growth Fund	12,981,387	14,960,364
Phoenix Common Stock Fund	12,919,403	9,511,666
Fidelity Retirement Money Market Fund	10,816,402	12,482,748
Fidelity Managed Income Portfolio	10,511,756	10,355,639
*Phoenix-Engemann Mid-Cap Growth Fund	N/A	14,252,477

N/A- Not Applicable

* formerly the Phoenix-Engemann Aggressive Growth Fund

Investment performance

During the years ended December 31, 2004 and 2003, the Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated in fair value as follows:

	For the Year Ended December 31,	
	2004	**2003**
Mutual Funds	$ 6,549,093	$ 19,104,606
Phoenix Common Stock Fund	524,890	2,490,336
Net appreciation in fair value of investments	$ 7,073,983	$ 21,594,942

4. Investment Contracts with Insurance Company

On March 3, 2003, use of the group annuity contract was discontinued in the Plan.

The Plan participated in a contract with PLIC via investments in a group variable annuity contract. The group variable annuity contract had two investment options available for Plan investment: the Guaranteed Interest Account supported by the general account of PLIC, and the Phoenix-J.P. Morgan Research Enhanced Index Fund (PJPM). The PJPM was valued at quoted unit value price. For the Plan's investment in the Guaranteed Interest Account, the Plan was credited with interest at the interest rates specified in the contract. The declared rates were guaranteed for one quarter and were applied to both past and future contributions for that quarter. The new rates were declared at the beginning of each quarter. The rates, which could not be lower than 3%, were determined by PLIC based on information as to expected investment yields. Factors PLIC considered in determining the current declared rates were general economic trends, rates of return currently available and anticipated on investments, regulatory and tax requirements, and competitive factors. The average guaranteed interest rate applicable to each of the contracts was 4.94% for the period from January 1, 2003 to March 3, 2003.

5. Related Party Transactions

Plan assets include investments in funds managed and underwritten by subsidiaries of PXP, a wholly owned subsidiary of Phoenix. PLIC managed investments in the Guaranteed Interest Account. Phoenix National Trust, an indirect wholly owned subsidiary of Phoenix, was the Plan's trustee through March 2, 2003. Personnel and facilities of PLIC have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions, in the opinion of the Phoenix Benefit Plans Committee, are exempt from detailed reporting under Title I of ERISA. In addition, the Phoenix Common Stock Fund is offered as an investment option in the Plan.

Plan assets also include investments in funds managed by Fidelity Management Research Corporation (FMR). FIIOC, a wholly owned subsidiary of FMR, is the Plan record keeper. FMTC, also a wholly owned subsidiary of FMR, is the Plan trustee.

6. Plan Termination

Although they have not expressed any intent to do so, Phoenix has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested.

7. Income Tax Status

The Internal Revenue Service has determined, and informed Phoenix by a letter dated January 27, 2003, that the Plan document and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan document has been amended since receiving the determination letter. The Plan's administrator believes that the Plan document is designed and is currently being administered in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. Reconciliation of Plan Financial Statements to the Form 5500

Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9. Forfeitures

Forfeitures result from terminated employees' non-vested sponsor matching contributions remaining in the Plan. Forfeitures generated are available to offset sponsor matching contributions, which would be otherwise payable by PLIC in accordance with the Plan document. In 2004 and 2003, PLIC's matching contributions were reduced by $8,548 and $41,885, respectively, from forfeited non-vested accounts.

The Phoenix Companies, Inc.
Savings and Investment Plan

Supplemental Schedule

Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity	Fidelity Contrafund	N/A**	$ 6,170,090
*	Fidelity	Fidelity Equity Income Fund	N/A**	$ 2,210,386
*	Fidelity	Fidelity Blue Chip Growth Fund	N/A**	$ 1,827,628
*	Fidelity	Fidelity Low Priced Stock Fund	N/A**	$ 6,151,708
*	Fidelity	Fidelity Small Cap Independence Fund	N/A**	$ 1,316,504
*	Fidelity	Fidelity Freedom Income Fund	N/A**	$ 134,200
*	Fidelity Freedom Funds	Fidelity Freedom 2000 Fund	N/A**	$ 49,773
*	Fidelity Freedom Funds	Fidelity Freedom 2010 Fund	N/A**	$ 1,135,050
*	Fidelity Freedom Funds	Fidelity Freedom 2020 Fund	N/A**	$ 1,552,896
*	Fidelity Freedom Funds	Fidelity Freedom 2030 Fund	N/A**	$ 1,064,645
*	Fidelity Freedom Funds	Fidelity Freedom 2040 Fund	N/A**	$ 520,182
*	Fidelity Group Trust for Employee Benefit Plans	Fidelity Retirement Money Market Fund	N/A**	$ 10,816,402
*	Fidelity	Fidelity Managed Income Portfolio	N/A**	$ 10,511,756
*	Fidelity	Spartan U.S. Equity Index Fund	N/A**	$ 5,157,609
*	Fidelity	Fidelity U.S. Bond Index Fund	N/A**	$ 1,372,260
	Franklin Mutual Series	Mutual Discovery Fund	N/A**	$ 2,334,519
	Franklin Templeton Investments	Templeton Foreign Fund	N/A**	$ 2,098,067
*	Phoenix Series Funds	Phoenix-Oakhurst Balanced Fund	N/A**	$ 13,080,556
	Artisan Funds	Artisan Mid Cap Investment Fund	N/A**	$ 17,014,294
*	Phoenix Series Funds	Phoenix-Engemann Capital Growth Fund	N/A**	$ 12,981,387
*	Phoenix-Engemann Funds	Phoenix-Engemann Nifty Fifty Fund	N/A**	$ 1,809,649
*	Phoenix-Aberdeen Worldwide	Phoenix-Aberdeen Worldwide Opportunities Fund	N/A**	$ 4,908,161
*	Phoenix Equity Series	Phoenix-Oakhurst Growth & Income Fund	N/A**	$ 4,780,843
*	Phoenix Investment Trust 97	Phoenix-Oakhurst Value Equity Fund	N/A**	$ 2,512,413
*	Phoenix Multi-Series Trust	Phoenix-Goodwin Multi-Sector Fixed Income Fund	N/A**	$ 4,777,293
*	Phoenix Multi-Series Trust	Phoenix-Goodwin Multi-Sector Short Term Bond Fund	N/A**	$ 3,143,839
*	Phoenix Strategic Equity	Phoenix-Seneca Strategic Theme Fund	N/A**	$ 4,236,613
	Allianz Funds	PIMCO NFJ Small Cap Value Fund	N/A**	$ 861,293
	Lord Abbett Funds	Lord Abbett Mid-Cap Value Fund	N/A**	$ 1,534,883
*	Phoenix	Phoenix Common Stock Fund	N/A**	$ 12,919,403
*	Participant Loans	Participant Loans (maturity of 1 to 30 years at 5.00%-10.50% collateralized by participant account balances)		$ 1,458,664
	Total			$ 140,442,966

* Represents a party-in-interest to the Plan.
** Cost information has been omitted for participant directed investments.